Exhibit 99.1

PNI Digital Media Reports Fiscal 2014 First Quarter Financial Results
Records Highest Revenue Generating Quarter in Company History

VANCOUVER, BC – February 11th, 2014 - PNI Digital Media (TSX: PN) (OTCQB: PNDMF), (“PNI” or the “Company”), the leading innovator in digital media solutions for retailers, today reported financial results for the Company’s fiscal 2014 first quarter ended December 31st, 2013 and discussed key operational developments.

“Our investment in HTML5, mobile, cloud media and responsive site design for tablets is paying off and I am proud to announce our highest revenue generating quarter in Company history,” said Kyle Hall, Chief  Executive Officer of PNI Digital Media. “Paramount to the growth we are seeing is the success of our HTML5 builders which enable the creation and ordering of products from any tablet, smartphone, desktop or connected device. Through our use of HTML5 and focus on delivering user experiences with responsive design optimized for tablets, we saw impressive growth this quarter coming from all major product categories including, prints, photobooks, canvas, and cards and invitations. Augmented by our successful renegotiation of key customer contracts last year, we were able to deliver record results.”

“Furthermore, our mobile efforts continue to accelerate, driving record sales in the quarter and expanding our user base, as it is the fastest growing channel for new users to our Platform. Having strengthened our balance sheet with a successful financing of $7.5 million, we are in a stronger position to explore the growing opportunities available to the Company. Our focus now is on rolling out with Office Depot and bringing all of our builders onto our new HTML5 platform, while continuing to expand our footprint connecting any device or service to retail stores with our order routing API.”

Fiscal 2014 First Quarter Financial Highlights

•
Revenue for the first quarter of fiscal 2014 was $8.2 million, as compared to $6.6 million in the three months ended December 31, 2012, a 24% increase. The increase in fees as compared to prior year is due to higher print revenue, the launch of our HTML5 cards and invitations product line with select major retailers, improved contract terms as all remaining customers on the upload model have been transitioned to the Company’s preferred transaction revenue share model, and the strengthening of the US dollar relative to the Canadian dollar.

•
Gross margin was $5.1 million as compared to $3.6 million in the three months ended December 31, 2012, resulting in an increase of gross margin from 55% to 62%. The increase in gross margin as compared to prior year is due to increased revenues, offset by increased costs of sales resulting from higher licensing costs and intangible asset amortization. However, as a percentage of sales, cost of sales declined, primarily due to greater efficiencies associated with higher transaction volumes, and to foreign exchange as a majority of costs of sales are denominated in Canadian dollars.

•	Generated a net income for the quarter of $0.9 million, as compared to a net loss of $0.3 million in the first quarter of fiscal 2013.

•	Non-IFRS adjusted EBITDA1 was $2.0 million, as compared to non-IFRS adjusted EBITDA of $0.3 million in the first quarter of fiscal 2013.

•	The Company ended the quarter with $6.0 million in cash and cash equivalents. In the three months ended December 31, 2013, the Company repaid $1.4 million owing on its line of credit.

•	The Company ended the quarter with $9.7 million in working capital, as compared to $1.2 million at September 30, 2013.

•	Completed a financing for total gross proceeds of $7.5 million. The Company issued 7,119,650 Common Shares priced at $1.05 per Common Share.

Fiscal 2014 First Quarter and Subsequent Operational Highlights

•
The dollar value of online transactions processed for retail partners over the PNI Digital Media Platform increased to $121 million in retailer revenues, a 17% increase compared to the same quarter last year. This was led by significant double digit year-over-year growth in all of our major categories, including prints, cards & invitations, canvas, and photobooks, and the strengthening of the US dollar relative to the Canadian dollar. The revenue was generated in two main categories:

o
Traditional prints revenue processed for our partners increased 17% to $45.5 million, representing 38% of total transactions, driven by the growth of mobile orders and our integrations with cloud media sources including Dropbox, Google drive, Facebook, and Instagram. This increase has come despite the overall downward trend in prints.

o
Non-prints revenue from value add services such as cards and invitations, canvas, photobooks and gifts increased 17% to $75.5 million, representing 62% of total transactions, as a result of our investment in HTML5 user experience and increased overall user adoption. This category of revenue is yet to benefit from launch of our new mobile apps, which currently only process prints.  We are planning to launch value added services in our mobile apps in advance of the 2014 holiday season.

•	Processed a record 7.5 million transactions across the PNI Digital Media Platform, an 8% increase from the same period last year.

•	Completed development for the first phase of the Office Depot launch. The Company expects full integration to take 12 months as it deploys across all of Office Depot’s 1,500 stores.

•
Samsung published the ‘Samsung PrinTap’ App in the Google Play Store, which allows U.S. Android users to send pictures for printing at PNI connected retailers directly from their phone’s gallery. This app is the first stage of the Company’s partnerships with Samsung and connects to all major US retailers via the PNI order routing API.

•
Transitioned all retailers to contracts based on percentage of the retailer's revenue earned, rather than the number of photos uploaded. With a transaction fee model, PNI is now better positioned to participate in the revenue growth along with retailers.

Conference Call:

The company will host a conference call on Tuesday, February 11th, 2014 at 4:30pm ET (1:30pm PT) to discuss these financial results. PNI Digital Media's Chief Executive Officer Kyle Hall and Chief Financial Officer Cameron Lawrence will host the presentation, followed by a question and answer period.

Dial-In Number:                      (888) 241-0394
International:                           (647) 427-3413
Conference ID#:                      5568 6294

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the Company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available for 45 days following the live event.

About PNI Digital Media- The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Platform is a consumer-facing Platform-as-a-Service (“PaaS”) solution that is accessible online, from an in-store terminal, or from mobile devices and applications. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, wedding invitations, stationery and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide. Further information on our company can be found at www.pnimedia.com.

For Investor Relations:
TMX Equicom
James Binckly
(416) 815-0700 x228
jbinckly@tmxequicom.com

PNI Digital Media Inc.
Cameron Lawrence
(604) 893-8955 x229
ir@pnimedia.com
www.pnimedia.com

For Media Relations:
TMX Equicom
Crystal Quast
(416) 815-0700 x266
CQuast@tmxequicom.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months Ended
	December 31, 2013	December 31, 2012

Revenue	$8,150,591	$6,555,984
Cost of sales	3,077,938	2,923,203
Gross Margin	5,072,653	3,632,781

Expenses
Software development	2,356,057	2,515,174
General and administration	946,497	973,695
Sales and marketing	306,796	334,351

	3,609,350	3,823,220

Income (Loss) from operations	1,463,303	(190,439)

Foreign exchange loss	(563,760)	(130,348)
Finance income and other	(10,122)	1,755
Finance costs	(21,159)	-

	(595,041)	(128,593)

Income (Loss) before income tax	868,262	(319,032)

Deferred income tax recovery	-	-
Income tax recovery (expense)	-	-

Income (Loss) for the period	868,262	(319,032)

Other comprehensive (loss) gain:

Items subsequently classified to Statement of Comprehensive loss
Translation of foreign operations	703,925	182,263

Total comprehensive income (loss) for the period	$1,572,187	$(136,769)

Earnings (loss) per share
Basic	$0.02	$(0.01)
Fully diluted	$0.02	$(0.01)

Consolidated Balance Sheets

Assets	(Unaudited) December 31, 2013	September 30, 2013

Current assets
Cash and cash equivalents	$5,957,543	$2,425,106
Accounts receivable	7,000,778	3,829,654
Prepaid expenses and other current assets	836,601	411,728

	13,794,922	6,666,488

Property and equipment	4,810,752	4,482,948
Deferred income tax asset	2,214,519	2,214,519
Intangible assets	1,174,436	1,254,931
Other long-term assets	115,365	132,346
	$22,109,994	$14,751,232

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,038,473	$3,037,371
Line of credit and overdraft	-	1,401,070
Current portion of deferred revenue	291,087	308,990
Current portion of finance obligations	447,298	341,659
Deferred rent	44,810	22,953
Purchase Consideration	275,332	343,279

	4,097,000	5,455,322

Deferred revenue	235,977	273,241
Finance obligations	678,051	576,104
Deferred rent – Long term	531,770	275,632
Deferred income tax liability	344,762	332,354
	$5,887,560	$6,912,653

Shareholders’ Equity

Share capital	$73,448,672	$66,881,748
Contributed surplus	19,654,810	19,410,066
Accumulated deficit	(77,934,089)	(78,802,351)
Accumulated other comprehensive loss	1,053,041	349,116

	16,222,434	7,838,579

	$22,109,994	$14,751,232

Non-IFRS Financial Measures

The following table provides a reconciliation of the Company’s income reported in accordance with IFRS to non-IFRS Adjusted EBITDA.
	Three Months Ended
	December 31, 2013	December 31, 2012

Net income (loss) in accordance with IFRS	$868,262	$(319,032)
Amortization of property and equipment	350,747	381,842
Amortization of intangible assets	125,988	17,542
Bargain purchase gain	10,533	-
Loss on disposal of property and equipment	-	480
Interest expense	21,159	-
Stock based compensation expense	34,963	36,451
Income taxes	-	-
Unrealized foreign exchange loss (gain)	561,703	140,547
Adjusted EBITDA	$1,973,355	$257,830

Notes:

1 - Non-IFRS Measures

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA. Adjusted EBITDA is non-IFRS financial measure which the Company defines as net income plus amortization, impairment, interest expense, tax expense, share-based compensation expense and unrealized foreign exchange loss (gain).

To supplement the Company's financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with IFRS.

Currency:
All amounts are expressed in Canadian dollars. This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.